United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: American Realty Capital New York City REIT, Inc.

2.	Name of person relying on exemption: Cove Partners III LLC

3.	Address of person relying on exemption: 83 Bay Drive East Huntington, NY 11743

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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Cove Partners Issues Open Letter to Shareholders of American Realty Capital New York City REIT

Urges Shareholders to Vote Against the Entrenchment-Serving Proposals to Amend the Company’s Charter at Upcoming Annual Meeting

Believes the Proposals Eliminate Valuable Shareholder Protections and Open the Door for Unfettered Control by the Company’s Schorsch-Controlled External Advisor

NEW YORK – June 1, 2017 - Cove Partners III LLC, a shareholder of American Realty Capital New York City REIT, Inc. (“NYC REIT” or the “Company”), announced today that it has issued an open letter to its fellow NYC REIT shareholders urging them to once again vote against the shareholder-unfriendly proposals to amend the Company’s Charter at the upcoming annual meeting of shareholders scheduled to be held on June 27, 2017.

The full text of the letter follows below:

June 1, 2017

To our Fellow Shareholders,

VOTE NO AT THE UPCOMING ANNUAL MEETING

Like you, we are shareholders of American Realty Capital New York City REIT, Inc. (“NYC REIT”). Try as we might, we were unable to acquire our 100 shares before the record date for the June 27, 2017 annual meeting of shareholders (the “Annual Meeting”) so we will be unable to vote our shares at the upcoming Annual Meeting. We knew this at the time we acquired our shares. We also knew at the time that the shares had fallen at least 10% in value from their date of sale to you, notwithstanding during the same period one of the greatest surges in the value of New York City real estate. We also knew at the time that the quarterly distributions to shareholders which you had been receiving were NOT dividends from profits or earnings, which management has finally admitted. Rather, they consisted of your own capital investment and proceeds from borrowings being paid back to you.

We were aware of even more. NYC REIT is managed by an external advisor controlled by Nick Schorsch, whose controlled advisory companies have recently had serious issues. For example, VEREIT, Inc. is a multibillion dollar net lease formed and advised by Mr. Schorsch’s affiliates, is under investigation for manipulation of earnings that occurred under his advisory watch, with a criminal trial scheduled for this June. Separately in 2016, Massachusetts regulatory authorities found that his affiliates had manipulated shareholder voting procedures. One of Mr. Schorsch's brokerage affiliates filed for bankruptcy in 2016. Since he has withdrawn from raising new money, Mr. Schorsch has been on a tear to convert his one-year management contracts into long term 20 year contracts locking in the fee income for himself and diminishing the value of the shares.

So why did we purchase NYC REIT shares? Because we would consider an increased investment in the Company. But before doing so, we believe that shareholders must ONCE AGAIN reject the basket of outrageous self-serving and entrenchment-minded proposals to amend the Company’s Charter that are up for consideration at the Annual Meeting, which were recommended and approved by the handpicked Schorsch Board of Directors (the “Board”). These value destroying proposals, the most egregious of which are described below, eliminate valuable shareholder protections and open up the door for unlimited and unfettered Schorsch control of your investment. These shareholder-unfriendly proposals include:

-	A proposal to end the stated Fiduciary Obligation of the Board to shareholders, including the specific fiduciary duty to supervise the relationship with the Company’s advisor.
-	A proposal to allow the Board to extend the agreement with the Schorsch-controlled advisor for an indefinite period of time rather than limiting it to one-year renewals.

-	A proposal to limit your access to the books and records of the Company.
-	A proposal to allow the Board to interpret the Company’s Charter rather than the state mandated “Blue Sky” guidelines which were designed for your protection.
-	A proposal which would prevent the Schorsch advisory agreement from being terminated on 60 days’ written notice.
-	A proposal which would allow the Board to privately sell shares in your Company, which could chill good-faith purchase offers for NYC REIT.
-	A proposal to eliminate the ability of 10% of the shareholders to call a special meeting, giving the Board unfettered authority to increase this threshold by 5x.
-	A proposal to eliminate the current shareholder majority voting requirement before the Board can take specified actions.
-	A proposal to eliminate the current “independent director” requirement as presently stated.
-	A proposal to eliminate from the “relevant experience” requirement that independent directors have prior real estate experience.
-	A proposal which would allow the Board to pursue non-real estate investments.
-	A proposal to no longer require liquidation of the Company if your shares are not publicly registered for trading within six years.

If you care about the value of your investment, want to see an active fair market for your shares, and importantly, retain the ability to select and hold the Board and your management team accountable, then you MUST vote against all of these self-serving proposals at the upcoming Annual Meeting. We urge you to discuss these crucial issues that threaten your rights and seek to undermine the shareholder franchise with your financial advisors TODAY. For the record, we would be happy to openly debate our position with members of the Board of NYC REIT.

Sincerely,

/s/ Michael Ashner & John Alba

Michael Ashner & John Alba
Cove Partners III LLC

About Cove Partners III LLC

Cove Partners III LLC is a private company which invests in real-estate companies.

Contact:

Michael Ashner, mashner@winthropcapital.com

John Alba, jalba@winthropcapital.com

516-822-0022

PLEASE NOTE: Cove Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cove Partners III LLC (“Cove Partners”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cove Partners.

PLEASE NOTE: Cove Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.